Exhibit 99.6

REMOTE VOTING FORM

EGM – JBS S.A. OF MAY 23, 2025

SHAREHOLDER NAME:

CNPJ OR CPF OF THE SHAREHOLDER:

EMAIL:

Filling Instructions

This remote voting form must be filled out if the shareholder chooses to exercise their right to vote remotely on the matters on the agenda of the Extraordinary General Meeting of JBS S.A. (“Company” or “JBS”), convened for May 23, 2025, at 10:00 a.m. (“EGM”), in accordance with the Brazilian Securities Commission (Comissão de Valores Mobiliários - CVM “CVM”) Resolution No. 81, of March 29, 2022, as amended (“CVM Resolution 81”).

For the remote voting form to be considered valid, it is essential: (i) to fill out all fields in legible handwriting, including the full name or corporate name of the shareholder and the CPF/MF or CNPJ/MF number, as well as an email address for contact; (ii) to initial all pages of the remote voting form by the shareholder; and (iii) to sign the remote voting form at the end by the shareholder or their legal representative, as applicable and in accordance with current legislation.

Shareholders who choose to exercise their voting rights through the bulletin must observe the other rules and formalities described in the Call Notice and in the Management Proposal related to the EGM, available on the CVM website (http://www.gov.br/cvm), B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br), and the Company (https://ri.jbs.com.br/).

Delivery instructions, indicating the option to send directly to the company or send filling instructions to the registrar or custodian.

As allowed by CVM Resolution 81, the Company’s shareholders may send filling instructions for the remote voting form to service providers for the collection and transmission of filling instructions for the remote voting form, provided that such instructions must be received within 4 (four) days before the date of the EGM, that is, by May 19, 2025 (inclusive).

To this end, shareholders should contact their respective custody agents, the central depositary where the Company shares are deposited, or the bookkeeper of the shares of the Company, and confirm the procedures established by them for transmitting filling instructions for the remote voting form, as well as the documents and information required by them.

The sending of voting instructions directly to the central depositary will be done through the electronic system provided by B3, into the Investor Area (available at https://www.investidor.b3.com.br/), in the ‘Services’ section, click on ‘Open Meetings’.

Alternatively, the shareholder may send their voting instructions directly to JBS up to 4 (four) days before the date of the EGM (that is, by May 19, 2025), (a) by registering Remote Voting Forms on the ‘Atlas AGM’ platform, available at https://atlasagm.com, as well as in free apps available on the Apple Store and Google Play Store under the name ‘Atlas AGM’ (‘Digital Platform’) or (b) by sending the completed Remote Voting Form to JBS’s electronic or postal addresses.

If you choose to send the completed remote voting form to JBS’s electronic or postal addresses, the shareholder must, for this purpose, present, along with the voting instructions or the duly completed and signed remote voting form, the following documents:

a) For individuals: identity document with photo of the shareholder;

b) For legal entities: (i) the latest consolidated bylaws or articles of association and the corporate documents proving the legal representation of the shareholder; and (ii) identity document with photo of the legal representative; and

c) For investment funds: (i) the latest consolidated regulations of the fund duly registered before the competent body; (ii) bylaws or articles of association of its administrator or manager, as the case may be, observing the fund’s voting policy and corporate documents proving the powers of representation; and (iii) identity document with photo of the legal representative.

If you choose to send your voting instructions through the ‘Atlas AGM’ platform, the shareholder must, for this purpose, access the link https://atlasagm.com or the ‘Atlas AGM’ application, available for free on the Apple Store and Google Play Store. If it is your first access to the platform, the shareholder must click on the ‘Create your account’ option and follow the instructions provided by the platform to register. If the shareholder has already accessed the ‘Atlas AGM’ platform, they must enter the same email and password already registered. It will not be possible to request remote participation in the EGM through the ‘Atlas AGM’ platform, as the EGM will be exclusively in-person. After registering on the platform, shareholders must send the above-mentioned documentation and then fill in their voting instructions, with the digital signature of the electronic remote voting form at the end.

Any voting instructions or remote voting forms sent and/or received by the Company after May 19, 2025, will be disregarded.

Postal and electronic address for sending the remote voting form, if the shareholder wishes to deliver the document directly to the company / Guidelines on the electronic system for participation in the assembly, if such form of participation is admitted.

The remote voting form may be delivered directly to the Company, along with a simple copy of the documents required under the terms of the Call Notice and the Management Proposal (a) by registering the distance voting instructions directly on the Digital Platform “Atlas AGM”, through the electronic address http://atlasagm.com, as per the instructions contained in the Notice of Meeting and the Management Proposal, or (b) by sending the completed remote voting form in physical copies to the following address: Avenida Marginal Direita do Tietê, n. 500, Block II, 3rd floor, Vila Jaguara, ZIP Code 05.118-100, São Paulo/SP, Brazil, or in digitized copies, to the address ri@jbs.com.br;

It will not be possible to request remote participation in the EGM through the “Atlas AGM” platform, as the EGM will be exclusively in-person.

Once the remote voting form and the respective required documentation are received, the Company will inform the shareholder about its receipt and acceptance or not, under the terms of CVM Resolution 81, by sending an email to the electronic address provided by the shareholder in the voting ballot, within 3 (three) days from its receipt.

If the remote voting form is sent directly to the Company and is not fully completed and/or is not accompanied by the required supporting documents, it will be disregarded, and the shareholder will be informed at the aforementioned email address.

The remote voting form and other supporting documents must be received by the Company at least 4 (four) days before the date of the EGM (i.e., by May 19, 2025). Any remote voting forms received by the Company after this date will be disregarded.

More information can be obtained in the Management Proposal, which is available to shareholders on the Company’s Investor Relations websites (https://ri.jbs.com.br/), the Securities and Exchange Commission (www.cvm.gov.br), and B3 (www.b3.com.br).

Indication of the institution contracted by the company to provide the securities bookkeeping service, with name, physical and electronic address, telephone number and contact person.

Banco Bradesco S.A.

Cidade de Deus, S/Nº, Prédio Amarelo, 2º Andar Vila Yara - Osasco/SP,

ZIP Code 06029-900

4010/Departamento de Ações e Custódia Escrituração de Ativos

Carlos Augusto Dias Pereira

Phone: (11) 3684-9441 - Extension: 49441 - Fax: (11) 3684-2811

E-mail: dac.escrituracao@bradesco.com.br

Resolutions / Issues related to the EGM

[Eligible assets in this resolution: JBSS3]

1. Ratify the hiring of KPMG AUDITORES INDEPENDENTES, a limited liability company with principal place of business at Verbo Divino Street, No. 1400, 1st to 8th floors, Chácara Santo Antônio, in the City and State of São Paulo, enrolled with the CNPJ/MF under No. 57.755.217/0001-29, registered with the Regional Accounting Council of São Paulo under No. 2SP-014428/O-6 (“KPMG” or the “Appraiser”), to prepare an appraisal report of the value of the shares issued by JBS S.A. to be merged into JBS Participações in connection with the Merger of Shares, based on the book value of the shares issued by JBS S.A. as of December 31, 2024 (“Base Date”) for purposes of verification of the capital increase of JBS Participações, in accordance with article 252 of the Corporation Law (“Appraisal Report”).

[  ] Approve [  ] Reject [  ] Abstain

[Eligible assets in this resolution: JBSS3] 2. Examine, discuss, and resolve on the Appraisal Report prepared by the Appraiser. [ ] Approve [ ] Reject [ ] Abstain

[Eligible assets in this resolution: JBSS3]

3. Examine, discuss, and resolve on the Protocol and Justification, which contains all the terms and conditions of the Dual Listing, including the Merger of Shares and Redemption.

[  ] Approve [  ] Reject [  ] Abstain

[Eligible assets in this resolution: JBSS3] 4. Examine, discuss, and resolve on the Merger of Shares in the context of the Dual Listing. [ ] Approve [ ] Reject [ ] Abstain

[Eligible assets in this resolution: JBSS3]

5. Examine, discuss, and resolve on the non-listing, due to a legal impediment, of JBS N.V. in the B3 “Novo Mercado” segment, pursuant to the sole paragraph of article 46 of the B3 Novo Mercado Regulations, as a result of which JBS S.A. will cease its shares traded on B3.

[  ] Approve [  ] Reject [  ] Abstain

[Eligible assets in this resolution: JBSS3]

6. Authorize the management of the Company to take all necessary measures to implement the resolutions that may be approved at the EGM, including, without limitation, the implementation of the Merger of Shares and the resulting subscription of new shares to be issued by JBS Participações as a result of the Merger of Shares, on behalf of the shareholders of the Company.

[  ] Approve [  ] Reject [  ] Abstain

[Eligible assets in this resolution: JBSS3] 7. Examine, discuss, and resolve on the declaration of the Cash Dividend as provided for in the Management Proposal. [ ] Approve [ ] Reject [ ] Abstain

City:  ________________________________________________________________________________

Date:  ______________________________________________________________________________________

Signature:  ________________________________________________________________________________

Shareholders’ Name:  _________________________________________________________________________

Phone:  ________________________________________________________________________________